May 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549-3720

Attention:	Courtney Lindsay
Ada Sarmento

Re:	Ra Medical Systems, Inc.
Registration Statement on Form S-1
File No. 333-237701
Acceleration Request

Requested Date: May 20, 2020
Requested Time: 9:00 A.M. Eastern Daylight Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ra Medical Systems, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-237701) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524.

[Signature page follows]

* * * *

Securities and Exchange Commission

May 19, 2020

Sincerely,

RA MEDICAL SYSTEMS, INC.

/s/ Andrew Jackson

Andrew Jackson

Chief Financial Officer

cc:	Jonathan Will McGuire, Ra Medical Systems, Inc.
Daniel Horwood, Ra Medical Systems, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.